UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 10, 2022	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS 19.1% YoY INCREASE IN FY21 REVENUE; 3.4% YoY INCREASE IN DECEMBER 2021 MONTHLY REVENUE; 7.6% YoY INCREASE IN 4Q21 QUARTERLY REVENUE

Hsinchu, Taiwan, January 10, 2022 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported a 19.1% year over year increase in revenue for the full year ended December 31, 2021, compared to the full year ended December 31, 2020. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$27.74 to US$1.00 as of December 30, 2021.

Revenue for the full year ended December 31, 2021 increased 19.1% on a year over year basis to NT$27,400.0 million or US$987.7 million, as compared to NT$23,011.4 million or US$829.5 million for the full year ended December 31, 2020. Full year 2021 revenue represents a new record high for the Company, reflecting the addition of incremental capacity to meet higher aggregate demand levels, and the benefit of stable higher utilization levels across its DDIC high-end test and memory platforms.

Revenue for the fourth quarter of 2021 increased 7.6% on a year over year basis to NT$6,791.4 million or US$244.8 million, representing a decrease of 5.2% from the third quarter of 2021.

Revenue for the month of December 2021 increased 3.4% on a year over year basis to NT$2.265.5 million or US$81.7 million, representing an increase of 1.3% compared to November 2021.

Consolidated Monthly Revenues (Unaudited)

	December 2021	November 2021	December 2020	MoM Change	YoY Change
Revenues (NT$ million)	2,265.5	2,236.5	2,190.6	1.3%	3.4%
Revenues (US$ million)	81.7	80.6	79.0	1.3%	3.4%

Consolidated Quarterly Revenues (Unaudited)

	Fourth Quarter 2021	Third Quarter 2021	Fourth Quarter 2020	QoQ Change	YoY Change
Revenues (NT$ million)	6,791.4	7,161.0	6,310.3	-5.2%	7.6%
Revenues (US$ million)	244.8	258.1	227.5	-5.2%	7.6%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors, including the ongoing impact of COVID-19. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.